News Release

FOR IMMEDIATE RELEASE:

CONTACT: John L. Workman
Executive Vice President and
Chief Financial Officer
U.S. Can Corporation
(630) 678-8000

U.S. CAN REPORTS EXPECTED LOWER FOURTH QUARTER RESULTS AND AMENDMENT TO CREDIT AGREEMENT

Lombard, IL, December 20, 2001 – U.S. Can expects fourth quarter results to be significantly lower than the fourth quarter 2000. The primary drivers of the lower results are a combination of pricing concessions granted earlier in the year, a delay in the U.K. restructuring program (originally expected to begin in mid-2001) and manufacturing inefficiencies resulting from inventory reduction programs by our customers. Customer efforts to reduce inventory levels have resulted in a temporary imbalance between production and shipments as our distribution channels adjust through the elimination of excess inventory. The Company is beginning to experience a rebound in sales volume levels in domestic aerosol, but the effects of pricing concessions granted earlier in the year continue to negatively impact operating margins.

On December 18, 2001 the Company amended its Credit Agreement. The amendment includes the addition of a new $20.0 million term loan which under certain circumstances may be required to be purchased by the Company's majority stockholder. The proceeds from this facility will be used to provide ongoing liquidity to the business, and to fund restructuring efforts. The amendment provides for, among other things(1) an increase to pricing on the spread in our existing bank credit facilities by 50 basis points, (2) revised covenants to reflect current and expected operating results, and (3) a change in the maturity date to January 2006.

The Company has identified several restructuring opportunities that will result in a fourth quarter charge. The projects identified are expected to positively impact results, realign operations and reduce facility overhead. As part of the restructuring program, the Company has announced its intentions to close its

Southall England facility and move those operations to its Merthyr Tydfil Wales location and other locations in Continental Europe. The Company has entered into an agreement to sell the Southall facility, with the intention to use the proceeds to fund the UK restructuring program. The Company anticipates that this project will take several months to implement, but will, when completed, restore the UK to historical levels of profitability.

U.S. Can Corporation is a leading manufacturer of steel containers for personal care, household, automotive, paint and industrial products in the United States and Europe, as well as plastic containers in the United States and food cans in Europe.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Federal securities laws. Such statements involve known or unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to be materially different than future results, performance or achievements expressed or implied in this report. By way of example and not limitation and in no particular order, known risks and uncertainties include our substantial debt and ability to generate sufficient cash flows to service our debt; the timing and cost of plant closures; the level of cost reduction achieved through restructuring; the success of new technology; the timing of, and synergies achieved through, integration of acquisitions; changes in market conditions or product demand; loss of important customers or volume; downward product price movements; changes in raw material costs; and currency fluctuation. In light of these and other risks and uncertainties, the inclusion of a forward-looking statement in this report should not be regarded as a representation by the Company that any future results, performance or achievement will be attained. For more information regarding these and other factors, see the Company's annual report on Form 10-K

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http://www.uscanco.com